EXHIBIT 21

Subsidiaries of Florida Progress Corporation

December 31, 1999

Name of Subsidiary *	State of Incorporation

Utility segment:

Florida Power Corporation	Florida

Diversified segment:

Progress Capital Holdings, Inc. Electric Fuels Corporation MEMCO Barge Line, Inc. Progress Rail Services Corporation Progress Telecommunications Corporation	Florida Florida Delaware Alabama Florida

*	Each subsidiary does business under its own name.